

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Jim Katsanevas
President and Chief Executive Officer
Crown Auto Holdings, Inc.
2760 South State Street
Salt Lake City, Utah 84115

> **Re: Crown Auto Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 10, 2011**
> **File No. 333-171624**

Dear Mr. Katsanevas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the sale of 3,000,000 shares of common stock on behalf of your selling stockholders. Given the size of the offering relative to the number of shares being offered by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of Regulation C. Therefore, please revise the terms of your offering to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering and to identify the selling stockholders as underwriters. Alternatively, if you disagree with our analysis, please advise the staff of the company's basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your

analysis, please address the factors referred to Interpretive Response 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, located at our web-site.

Summary, page 5

2. Please include here and elsewhere as appropriate information regarding Crown Auto, LLC. Please also clarify the date of your incorporation. There are references to your incorporation date as January 21, 1999 (e.g., page 27) as well as March 10, 2010 (e.g., page 5).

The Offering, page 6

3. Please revise your disclosure here, on the prospectus cover page, in the Plan of Distribution, Determination of Offering Price, and Market for Common Equity sections, and elsewhere as appropriate, to clarify that to be quoted on the OTC Bulletin Board a market maker must file an application on your behalf in order to make a market for your common stock and that there is no guarantee you will find a market maker to file such an application, the application will be approved, or a trading market will develop or be sustained.

4. Please indicate that the selling shareholder's determination of when and how to sell the shares will be in accordance with the methods and terms described in the "Plan of Distribution" section.

5. The amount of revenues and net income for the nine months ended September 30, 2010 shown in the Summary Financial Information does not agree with the amounts presented in your financial statements. Please revise.

Risk Factors, page 7

6. Please clarify whether there are currently any laws and regulations which would materially affect your business. If so, please add a risk factor.

7. Please consider whether the loss of Mr. Katsanevas as an employee, director and officer poses a material risk to your business. If so, please add a risk factor.

8. It appears that you do not have independent directors, or separately standing audit, compensation or nominating committees. Please consider whether these facts pose a material risk to your business. If so, please add a risk factor.

Risks Associated with Our Financial Condition, page 7

"If we do not obtain additional financing…," page 7

9. You disclose that you had cash of $42,208 at September 30, 2010; however, this amount does not agree with the amount of cash at that date presented in your financial statements. Please revise.

"If general economic conditions change...," page 8

10. You state "[a]lso, worsening economic conditions may prompt the federal government into supporting another stimulus package, which might encourage consumers to purchase used vehicles, but not used ones." Please correct this apparent inconsistency, or advise.

Risks Associated with Management and Control Persons, page 10

"If we are unable to hire and retain key personnel, we may not be able to implement our business plan," page 10

11. This risk factor appears to be very general. Please disclose how this risk applies to your business.

Risks Related to Our Securities, page 13

12. Please make it clear that your stock may not be followed by securities analysts.

13. Please include a risk factor caption and discussion to indicate the specific risks to investors stemming from the arbitrary nature of the share offering price.

Selling Shareholders, page 16

14. Please indicate whether you filed a Form D in conjunction with the transaction that closed in May, 2010. If you did not file a Form D, provide the basis for your determination.

15. Please clarify the statement on page 16 that no selling shareholder has a relationship with you. We note that four of the selling shareholders have the same last name as your chief executive officer.

Directors, Executive Officers, Promoters and Control Persons, page 19

16. Please provide the disclosure required by Item 407(a) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 20

17. The table indicates that you do not have any "5% Shareholders," however it appears that Mr. Katsanevas owns more than 5% of your outstanding common stock. Please revise accordingly.

Description of Business, page 25

Business of Company, page 25

Used Vehicles, page 25

Affordability, page 26

18. You refer here and elsewhere to CNW Marketing Research. Please provide a reference to the information you cite and indicate whether it is publicly available so that investors can refer to it.

Our Products, page 27

19. Please provide information here and elsewhere as appropriate regarding the financing portion of your business, including a discussion of any regulations to which you are subject.

Employees, page 31

20. Please clarify whether you currently have more than one employee.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations for the Three and Nine Months Ended September 30, 2010 and 2009, page 32

21. Please correct the reference to $2102,045 in the second paragraph.

22. Please indicate here and elsewhere as appropriate whether the interest income was generated by your financing activities.

23. Please include here and elsewhere as appropriate information regarding the owner distributions and related party payable which are referenced in your financial statements.

24. Please revise the second sentence under this heading to clarify that you generated $1,307,716 in revenue for the nine months ended September 30, 2010.

25. We note your disclosure that revenue for the three months ended September 30, 2010 increased over revenue for the three months ended September 30, 2009 and that revenue for the nine months ended September 30, 2010 declined from that recognized for the nine months ended September 30, 2009 primarily due to the expiration of the Federal Government's "Cash for Clunkers" program that significantly reduced the supply of used cars available for resale. Please expand your disclosure to provide more information on how and why this program affected your revenues in a positive manner for the three months ended September 30, 2010 and in a negative manner for the nine months ended September 30, 2010.

26. Please revise your analysis of changes in revenue and cost of sales to explain whether there was any significant change in the number of vehicles sold during each period. As indicated in Item 303(a)(3)(iii) of Regulation S-K, your analysis should discuss the extent to which each of price and volume impacted your revenue and cost of sales. Please apply this comment to both your interim and annual analysis of results of operations.

27. We note your disclosure that interest income increased for the nine month period ended September 30, 2010 over the nine month period ended September 30, 2009 because accounts receivable from car sales is higher due to increased sales in 2010. However, your revenues for the nine months ended September 30, 2010 are actually lower than revenues for the same period in 2009. Please revise your disclosure to more fully address the reason(s) for the increase in interest income.

Results of Operations for the Years Ended December 31, 2009 and 2008, page 33

28. Please expand your discussion of your results of operations to more fully explain the reason(s) for the significant decrease in bad debt expense during your 2009 fiscal year compared to fiscal 2008. Please also expand your discussion to more fully explain the cost cutting measures you implemented which enabled you to reduce your general and administrative expenses by 59 percent in fiscal 2009. In addition to explaining why these decreases occurred, your discussion also should address whether you expect to be able to maintain this reduced level of expenses.

29. You should revise your discussion about the changes in interest income to provide reasons for the changes rather than merely reciting the dollar amount of the change. Refer to Item 303 of Regulation S-K and our Release No. 33-8350.

Liquidity and Capital Resources, page 33

30. We read that you are able to maintain in the short term on cash from your operations. The meaning of "short term" in this context is unclear. Please revise to clarify whether management believes that your cash flows from operations are sufficient to permit you to continue to operate for the next 12 months. If other sources of liquidity would be needed to continue your current level of operations, excluding any expansion of your business, please revise to clarify this.

31. We note that you will require additional financing to expand your business operations. Please revise your disclosures to explain in more detail your plans to expand your business, the expected timing of each significant step in this expansion plan, and the expected cost of each significant step in this expansion plan. If you do not yet have specific detailed plans for your expansion, or you have not yet determined the timing or cost of these plans, please clearly disclose this to your investors.

Certain Relationships and Related Transactions, page 34

32. Please include a description of the owner distributions and related party payable, identified in your financial statements, here or provide the basis for excluding them. To the extent any loan was evidenced by written agreement, please file it as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Executive Compensation, page 36

33. Please update your compensation disclosure to include the required information for your recently completed fiscal year ended December 31, 2010. For additional guidance, please refer to Interpretive Response 117.05 of the Division of Corporation Finance's Regulation S-K Compliance & Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

34. Please disclose whether you have an employment agreement in place with Mr. Katsanevas.

Unaudited Interim Financial Statements as of September 30, 2010 and 2009, page F-1

General

35. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

36. Comments on the annual financial statements provided below also should be applied to the interim financial statements, to the extent applicable.

Consolidated Statements of Operations, page F-2

37. It appears that you have not recognized any bad debt expense in your interim period financial statements. Considering that you recognized bad debt expense in your annual financial statements, and considering the disclosures elsewhere in your filing concerning customer defaults, it appears that bad debt expense is applicable to your interim periods. If you have recorded bad debt expense but have not presented it as a separate line item on the face of your statement of operations, please revise your footnotes to quantify your bad debt expense for each interim period and disclose which line item it is included in. If you have not recorded any bad debt expense, please explain to us in detail why you have not recorded bad debt expense and how this accounting complies with GAAP.

38. Please tell us why the amount included in general and administrative expenses for the nine month period ended September 30, 2009 exceeds the amount of such expenses for the full year ended December 31, 2009.

Consolidated Statements of Stockholders' Equity, page F-3

39. Please confirm to us, if true, that applicable Nevada and Utah laws pertaining to distributions in excess of retained earnings permitted you to make distributions to your owner at the time of the share exchange which resulted in the company having negative additional paid-in-capital and negative stockholders' equity after such distributions were made.

Notes to Financial Statements, page F-5

Note 3 – Significant Events, page F-5

40. We note your disclosure that during the interim period, Crown Auto, Inc. (CAI) was acquired by Crown Auto Holdings, Inc. through a share exchange transaction whereby you issued 5,000,000 shares of its common stock to the sole shareholder of CAI in exchange for all of CAI's issued and outstanding common stock. Please confirm to us, if true, that at the time of the share exchange both of these previously separate entities were wholly-owned by the same individual; otherwise, provide us with the details regarding the ownership of each entity immediately prior to the share exchange which support your accounting. Please also confirm to us, if true, that at the time of the share exchange, Crown Auto Holdings, Inc. was a non-operating shell corporation; otherwise, tell us the exact nature of this entity's operations at that time.

41. It appears that the share exchange was merely a legal reorganization with no change in ownership. Please tell us how you considered retroactively recasting your equity accounts and earnings per share to reflect this transaction in a manner similar to a stock split. Refer to SAB Topic 4:C. If you do not believe that retroactively recasting your historical financial statements is appropriate, please provide pro forma earnings per share

somewhere appropriate in your filing to give effect to this transaction for all periods of financial statements presented. We believe that presenting your earnings per share on a comparable basis provides valuable information to your investors.

Note 4 – Payable-Related Parties, page F-5

42. We note your disclosure that at the time of the share exchange the shareholder of CAI was issued a note payable for the amount of the undistributed retained earnings of CAI which equaled $605,000. We note that in your Consolidated Statements of Stockholders' Equity, you have reflected an owner distribution of $726,512 during the nine months ended September 30, 2010. Please revise your disclosure to disclose the total distribution to the shareholder of CAI including amounts paid in cash and through the issuance of a note payable. Please disclose the amount of undistributed retained earnings distributed and the date of the distribution if different from the April 20, 2010 date of the share exchange.

Financial Statements for Fiscal Years Ended December 31, 2009 and 2008, page F-6

Report of Independent Registered Public Accounting Firm, page F-6

43. Please have your independent accountants revise the apparent typographical error in the opinion paragraph of their report so that the opinion is on the financial position of Crown Auto, Inc. as of December 31, 2009 and 2008 and the results of its operations and cash flows for the years then ended rather than the year then ended.

Statements of Operations, page F-8

44. Since it appears that your financing activities are an integral part of your operations, please tell us why you have reported interest income from such activities as other income rather than as a component of operating income. We believe that companies with material financing activities should consider the guidance in Article 9 of Regulation S-X, where applicable, in addition to Article 5 of Regulation S-X, and provide financial statements that best reflect their specific business. Refer to SAB Topic 11:K.

45. We read in Note 3 that you previously operated as an S Corporation. We also note your provision for income taxes during the quarter ended September 30, 2010. We have the following comments:

- Please revise Note 3 to disclose the date your S election was terminated.
- Please provide pro forma income tax and pro forma earnings per share information for all periods during which the company operated as an S Corporation, including any interim periods for which additional pro forma income taxes should be provided, on the face of your historical financial statements.
- Please tell us how you complied with the guidance in SAB Topic 4:B.

- In addition, please revise to provide all of the income tax disclosures required by ASC 740-10-50 and ASC 740-270, or explain to us in detail why these are not applicable.

Statements of Cash Flows, page F-10

46. We note your presentation of bad debt expense on the face of your statements of operations. Please tell us where the change in bad debt expense is reflected within your statements of cash flows. Please revise to separately present bad debt expense and any other non-cash items as adjusting items when calculating cash flows from operating activities, or explain to us in detail how your current presentation complies with ASC 230-10-55-1.

Note 2 – Significant Accounting Policies, page F-11

General

47. Please provide footnote disclosures regarding the nature of costs included in cost of sales and also in general and administrative expenses.

48. We note that your analysis of operations refers to advertising expense. Please disclose your accounting policy for advertising costs and quantify the amount of expense charged to the statement of operations for each period presented.

Inventory, page F-11

49. We note your disclosure on page 28 that you pursue an aggressive collections policy, repossessing vehicles after the expiration of a ten day grace period when customer payments are late. Please tell us the number of cars repossessed during each year and interim period. Please disclose how you account for repossessed automobiles including how you determined the cost assigned to repossessed automobiles returned to your inventory. Also tell us how you are complying with ASC 310-10-45-3.

Accounts Receivable and Vehicle Financing Receivables, page F-11

50. Please tell us and disclose whether you charge any fees in connection with originating and/or processing your dealer financing transactions. If so, please explain how you account for any such fees along with the basis in GAAP for your accounting. Refer to ASC 310-20-05.

51. Please revise to provide all disclosures required by ASC 310-10-50-6 and 50-7. If you do not believe that any of these disclosures are applicable to you, please explain this to us in reasonable detail.

52. We note your disclosure that outstanding net receivable balances consist of principal and accrued interest balance. We also note your statement that the amount of accrued interest is immaterial to the total net balance. Please provide us with a breakdown of the amounts which represent principal amounts and the amounts which represent accrued interest at each balance sheet date.

53. Please tell us if the loans you provide customers are simple interest loans or pre-computed loans, whereby borrowers are obligated to pay back principal plus the full amount of interest that will accrue over the entire term of the loans. If you provide pre-computed loans, please tell us the method you use to apply proceeds received between principal and interest and how that application impacts your recognition of interest income, if at all. Please also disclose these matters to your investors.

54. Please provide the information regarding your financing activities required by Industry Guide 3, to the extent applicable. Please note that Industry Guide 3 is applicable to smaller reporting companies. Refer to SAB Topic 11:K.

Revenue Recognition, page F-12

55. Please expand to disclose your policy for recognizing revenue in transactions where the company provides dealer financing.

Item 15. Recent Sales of Unregistered Securities, page 39

56. With respect to the issuance of 5,000,000 shares of your common stock in connection with the share exchange, please disclose the exemption from registration that you relied upon and describe the facts that made the exemption available to you. In addition, please quantify the aggregate amount received in consideration for the 5,000,000 shares. Refer to Item 701 of Regulation S-K.

Item 16. Exhibits, page 39

57. Please file the share exchange agreement and any subscription agreement utilized in the May 2010 private placement as exhibits. Refer to Item 601(b) of Regulation S-K.

Signatures, page 41

58. Please confirm that the reference to Columbus, Ohio is correct or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or in her absence, Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director

cc: Ryan Alexander, Esq.